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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1)*
SENTO CORPORATION

(Name of Issuer)
Common Stock, $.25 Par Value

(Title of Class of Securities)
816918205

(CUSIP Number)
Great Gable Master Fund, Ltd.
Attention: Jacques Soenens
601 California Street, Suite 400
San Francisco, California 94108
(415) 986-1116

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 17, 2007

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 10 Pages)

     *  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	816918205	13D/A	Page	2	of	10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Great Gable Master Fund, Ltd. 20-1931215

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑ (1)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		832,086(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		832,086(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,415,245(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1)	The Reporting Person is part of a “group,” as defined in Exchange Act Rule 13d-3(k)(1), which consists of Great Gable Master Fund, Ltd. (“Great Gable”), Douglas S. Land, Thomas Rooney, Chesapeake Capital Group, Inc. (“Chesapeake”), DSL Capital Group, Inc. (“DSL”) and Plutus Transeo Fund, L.P (“Plutus”). The table above reflects the beneficial ownership of all members of the group as required by Exchange Act Rule 13d-5(b).
(2)	Plutus’ beneficial ownership includes: (a) 832,086 Shares beneficially owned by Great Gable; (b) 176,238 Shares beneficially owned by Mr. Land; (c) 306,501 Shares beneficially owned by Mr. Rooney; (d) 249,166 Shares beneficially owned by Chesapeake; (e) 16,667 Shares beneficially owned by DSL; and (f) 834,587 Shares beneficially owned by Plutus. Great Gable has sole voting and dispositive power with respect to (a), and no voting or dispositive power with respect to (b)-(f).

CUSIP No. 816918205	13D/A	Page 3 of 10 Pages
Item 1. Security and Issuer.
     This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on July 20, 2007 by the Reporting Person (“Schedule 13D”) with respect to the shares (the “Shares”) of common stock, par value $.25 per share (“Common Stock”), of Sento Corporation, a Utah corporation with principal executive offices located at 420 East South Temple, Suite 400, Salt Lake City, Utah 84111 (the “Issuer”). This Amendment No. 1 is being filed to affirm the existence of a group consisting of the Reporting Person, Douglas S. Land, Thomas Rooney, Chesapeake Capital Group, Inc. (“Chesapeake”), DSL Capital Group, Inc. (“DSL”) and Plutus Transee Fund, L.P. (“Plutus”) (collectively, the “Group”), and to amend or supplement Items 1, 3, 4, 5 and 7, as applicable, of the Schedule 13D. Except as herein amended or supplemented, all other information is as set forth in the Schedule 13D. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby amended and restated in its entirety as follows:
     The aggregate purchase price of the Shares beneficially owned by Great Gable was $1,065,832.67. Great Gable used working capital to purchase such Shares. Such consideration is exclusive of the additional consideration required to be paid upon conversion as described in Item 5.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended and restated in its entirety as follows:
     As stated in publicly available information, the Issuer anticipates reporting net losses of approximately $2.58 and $0.60 per diluted share for the year ended March 31, 2007 and the quarter ended June 30, 2007, respectively, compared with net losses of approximately $.04 and $0.41 per diluted share for the year ended March 31, 2006 and the quarter ended June 30, 2006, respectively. This deteriorating financial performance is largely the result of lower than expected margins with certain clients, loss of business with several large clients, training expenses and higher wages paid to attract and retain specific personnel. The filing for bankruptcy protection by a significant customer of the Issuer materially changed the financial position of the Issuer. As a result, certain of the holders of the Issuer’s Series B Convertible Participating Preferred Stock (the “Series B Stock”) including Great Gable, Plutus, DSL or its affiliate (each, an “Investor” and, collectively, the “Investors”) provided credit support to the Issuer to induce the Issuer’s lender, Silicon Valley Bank (the “Bank”), to continue to provide credit to the Issuer.
     On June 21, 2007, the Issuer issued a letter to Great Gable, Plutus and DSL under which, in consideration of the credit support provided by these Investors, the Issuer agreed to negotiate the sale of shares of a new class of equity securities, the Series C Convertible Preferred Stock (the “Series C Stock”), that would provide majority voting control, in the aggregate, to these Investors. The June 21, 2007 letter (the “Letter”) is attached hereto as Exhibit A. On July 12, 2007, after a period of evaluating the financial and operating condition of the Issuer (as disclosed in the Form 12b-25 filed by the Issuer on July 2, 2007), and discussions and negotiations with the Bank, these Investors determined to accept the terms of the Letter, and proceed to negotiate and enter into definitive agreements under which these Investors would acquire beneficial ownership of at least a majority of the Issuer’s Shares in the aggregate (or other securities convertible into or exchangeable for Shares).
     On August 17, 2007, Great Gable, Plutus and DSL (collectively, the “Purchasers”) entered into the Series C Convertible Preferred Stock Purchase Agreement (the “Stock Purchase Agreement”) attached hereto as Exhibit B, under which the Purchasers paid $1.00 per share for an aggregate of 50,000 shares of Series C Stock (the “Series C Shares”) described in the Certificate of Designation of Series C Convertible Preferred Stock, attached hereto as Exhibit C, adopted by the Issuer (“Certificate of Designation”). Each share of Series C Stock is convertible into one Share at the option of the holder. The holders of Series C Stock have a redemption right at any time after 18 months after the date of issuance at a purchase price of $1.00 per share. The Series C Stock votes with the Common Stock as a single class on all matters and is entitled to that number of votes necessary to constitute 55% of the aggregate voting power at the time of any vote, thus providing the holders of Series C Stock with majority voting control. The Series C Stock also participates as a single class with the Common Stock, on an as-converted basis, in the distribution and payment of the assets and funds of the Issuer that remain after satisfaction of debt obligations and liquidating payment obligations on any senior stock (including the Series B Stock). Also on August 17, 2007, Great Gable, Plutus and Chesapeake Capital Group, Inc. (“Chesapeake”) (collectively, the “Lenders”) loaned to the Issuer an aggregate of $350,000.00 and the Issuer issued

CUSIP No. 816918205	13D/A	Page 4 of 10 Pages
to the Lenders convertible non-negotiable promissory notes in the aggregate principal amount of $350,000.00 (collectively, the “Notes”). A form of the Notes is attached hereto as Exhibit D. The Notes accrue interest at 18% per annum, are due and payable on January 1, 2008, are secured by the Issuer’s assets, and are convertible into Common Stock at $1.00 per share. In addition, in connection with the transactions described herein, the Issuer agreed that it would increase the size of its board of directors to nine members and appoint one designee of each of the three Purchasers to fill the positions on the board of directors created by the increase in the size of the board. As a result of the transactions described herein, the Purchasers and their affiliates have acquired the ability to assert control over the Issuer.
     In addition to participation in the transactions described in this statement, each of the Investors has provided financial advisory services and advice to the Issuer regarding various strategic alternatives including continued operations, turn-around strategies and potential business transactions. Each of the Investors has acted on its own behalf in furtherance of its investment purposes, and there is no formal agreement, plan or proposal among or between any of them which compels any of the Investors to act in concert with respect to the future voting or disposition of the Shares. However, the interests of the Investors is vis-à-vis the Issuer are aligned, the Investors have cooperated to consummate the transactions described herein and the Investors may collaborate in the future as they advise the Issuer regarding strategic alternatives. Except as otherwise described herein, the Investors do not have any formal agreements, plans or proposals to change the current board of directors or management of the Issuer, or to change the Issuer’s charter (other than the filing by the Issuer of the Certificate of Designation), bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.
As a result of the transactions described herein, and the failure of the Issuer to obtain shareholder approval therefore, the Issuer is in material noncompliance with NASDAQ Marketplace Rule 4350. The Issuer is also in material noncompliance with NASDAQ Marketplace Rule 4310(c)(14) for failing to timely file its annual report on Form 10-K for the fiscal year ended March 31, 2007 and its quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2007. The Issuer expects that, due to its material noncompliance with these standards for continued listing on The NASDAQ Capital Market, the Common Stock will be delisted from The NASDAQ Capital Market.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety as follows:
     (a) and (b) The Reporting Person and other members of the Group hold (i) units consisting of shares of Series B Stock (“Series B Shares”) and warrants (“Warrants”), (ii) shares of the Series C Stock (“Series C Shares”) and/or (iii) Notes, as applicable. Each of the Series B Shares, Warrants, Series C Shares and Notes are convertible into Shares which are beneficially owned by the Reporting Person and other members of the Group as reported in this statement.
     As of August 28, 2007, the Group beneficially owned in the aggregate 2,415,245 Shares representing approximately 51.8% of the 4,670,526 Shares outstanding (“Outstanding Shares”) as more particularly described below:
     (i) Great Gable beneficially owned 832,086 Shares representing approximately 17.8% of the Outstanding Shares. Great Gable had sole voting and dispositive power with respect to all 832,086 Shares.
     (ii) Mr. Land beneficially owned 442,071 Shares representing approximately 9.4% of the Outstanding Shares (including the 249,166 and 16,667 Shares beneficially owned by Chesapeake and DSL, respectively). Mr. Land had sole voting and dispositive power with respect to 380,772 Shares, and shared voting and dispositive power with respect to 61,299 Shares, representing approximately 8.1% and 1.3%, respectively, of the Outstanding Shares.
     (iii) Mr. Rooney beneficially owned 306,501 Shares representing approximately 6.6% of the Outstanding Shares. Mr. Rooney had sole voting and dispositive power with respect to all 306,501 Shares.
     (iv) Chesapeake beneficially owned 249,166 Shares representing approximately 5.3% of the Outstanding Shares. Chesapeake had sole voting and dispositive power with respect to all 249,166 Shares.
     (v) DSL beneficially owned 16,667 Shares representing approximately 0.4% of the Outstanding Shares. DSL had sole voting and dispositive power with respect to all 16,667 Shares.
     (vi) Plutus beneficially owned 834,587 Shares representing approximately 17.9% of the Outstanding Shares. Plutus had sole voting and dispositive power with respect to all 834,587 Shares.
     (c) On June 21, 2007, Mr. Land purchased from the Chesapeake Capital Group Defined Benefit Plan units consisting of Series B Shares and Warrants which are convertible into 76,626 Shares. Mr. Land purchased such units for $100,000.00, or $1.30 per unit, in a private transaction for cash. This price does not reflect the additional consideration that must be paid in order to convert the units into Shares.
     On August 17, 2007, each of Great Gable, Plutus and Chesapeake acquired from the issuer a Note which is convertible into 49,166, 51,666 and 249,166, respectively, as such Shares as converted may be adjusted from time to time based upon the amount of principal and interest outstanding under the Notes. In a private transaction for cash, the Issuer issued the Notes to Chesapeake, Great Gable and Plutus in exchange for $49,166.67, $51,666.67 and $249,166.67, respectively, or approximately $1.00 per Share as converted.
     On August 17, 2007, Great Gable, Plutus and DSL purchased from the Issuer 16,666, 16,667 and 16,667 Series C Shares, respectively, which are convertible into 16,666, 16,667 and 16,667 Shares, respectively. In a private transaction for cash, Great Gable, Plutus and DSL purchased such Series C Shares from the Issuer for $16,666.00, $16,667.00 and $16,667.00, respectively, or $1.00 per Series C Share.
     (d) and (e) Not applicable.
Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby amended and restated in its entirety as follows:

Exhibit A	Letter from the Issuer to the Investors (incorporated by reference to Exhibit A to the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on July 20, 2007).

Exhibit B	Series C Convertible Preferred Stock Purchase Agreement (incorporated by reference to Exhibit 3.01 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Issuer on August 22, 2007 (File No. 000-06425)).

Exhibit C	Certificate of Designation of Series C Convertible Preferred Stock (incorporated by reference to Exhibit 3.01 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Issuer on August 22, 2007 (File No. 000-06425)).

Exhibit D	Form of Non-Negotiable Promissory Note (filed herewith).

CUSIP No. 816918205	13D/A	Page 5 of 10 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2007
Date

Great Gable Master Fund, Ltd.

By:	/s/ Jacques Soenens

Jacques Soenens, its Managing Partner

CUSIP No. 816918205	13D/A	Page 6 of 10 Pages
Exhibit D
FORM OF
NON-NEGOTIABLE PROMISSORY NOTE

$	August 17, 2007
     FOR VALUE RECEIVED, Sento Corporation, a Utah corporation (“Maker”), promises to pay to                                          (“Lender”), in lawful money of the United States of America, the principal sum of                                          Dollars ($                    ) (the “Principal”), with interest on the unpaid principal balance from the date hereof, at the rate of the lesser of (a) 18% per annum, or (ii) the maximum allowable interest rate chargeable by law (“Interest”, together with the Principal, the “Note Amount”), until January 1, 2008 (the “Due Date”). This “Note” has been executed and delivered to enable the Maker to fulfill its obligations under Sections 6.2 and 8.9 of the Series C Convertible Preferred Stock Purchase Agreement of even date herewith, by and between Maker and Lender, among others (the “Agreement”), and other obligations of the Maker to the Lender. Capitalized terms used in this Note without definition shall have the respective meanings set forth in the Agreement.
     1. PAYMENTS
     1.1 Principal and Interest. The Note Amount shall be due and payable in its entirety on the Due Date.
     1.2 Manner of Payment. Payment of the Note Amount shall be made by check at such place in the United States of America as Lender shall designate to Maker in writing. If any payment under this Note is due on a day which is not a Business Day, such payment shall be due on the next succeeding Business Day, and such extension of time shall be taken into account in calculating the amount of interest payable under this Note. “Business Day” means any day other than a Saturday, Sunday or legal holiday in the State of New York.
     1.3 Prepayment and Automatic Acceleration.
     (a) Maker may, at its option, prepay the entire outstanding Note Amount (“Prepay”), provided Maker first notifies the holder of this Note in writing of its intent to Prepay at least fifteen (15) days prior to any such prepayment.
     (b) If any reorganization or reclassification of the capital stock of Maker, or any consolidation or merger of the Maker with another Person, or the sale of all or substantially all of its assets to any Person (a “Change of Control”) shall be effected in any manner, then without any action on the part of the holder of this Note (presentment, demand and notice being expressly waived by the Maker), the Note Amount shall become immediately due and payable.
     2. DEFAULTS
     2.1 Events of Default. The occurrence of any one or more of the following events with respect to Maker shall constitute an event of default (“Event of Default”):
     (a) If Maker shall fail to pay when due any portion of the Note Amount.

CUSIP No. 816918205	13D/A	Page 7 of 10 Pages
     (b) If, pursuant to or within the meaning of the United States Bankruptcy Code or any other federal or state law relating to insolvency or relief of debtors (a “Bankruptcy Law”), Maker shall: (i) commence a voluntary case or proceeding; (ii) consent to the entry of an order for relief against it in an involuntary case; (iii) consent to the appointment of a trustee, receiver, assignee, liquidator or similar official; (iv) make an assignment for the benefit of its creditors; or (v) admit in writing its inability to pay its debts as they become due.
     (c) If a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (i) is for relief against Maker in an involuntary case, (ii) appoints a trustee, receiver, assignee, liquidator or similar official for Maker or substantially all of Maker’s properties, or (iii) orders the liquidation of Maker, and in each case the order or decree is not dismissed within 60 days.
     2.2 Notice by Maker. Maker shall notify Lender in writing within seven (7) days after the occurrence of any Event of Default.
     2.3 Remedies. Upon the occurrence of an Event of Default, Lender may, at its option: (i) by written notice to Maker, declare the entire unpaid Note Amount immediately due and payable regardless of any prior forbearance; and (ii) exercise any and all rights and remedies available to it under applicable law, including, without limitation, the right to collect from Maker all sums due under this Note. Maker shall pay all reasonable costs and expenses incurred by or on behalf of Lender in connection with Lender’s exercise of any or all of its rights and remedies under this Note, including, without limitation, reasonable attorneys’ fees.
     3. GRANT OF SECURITY. To secure payment of all obligations hereunder and all other obligations of Maker to Lender currently existing or arising in the future, Maker hereby grants Lender a security interest in all assets of the Maker in which a security interest may be granted under the Uniform Commercial Code of the State of Utah (the “Utah UCC”), including without limitation accounts receivable, inventory, raw materials, contract rights, chattel paper, documents, instruments, general intangibles, choses in action, casualty and insurance proceeds, machinery, equipment, furniture, fixtures, hazard insurance, condemnation award and tax refunds now existing, or hereafter acquired, and all proceeds thereof (the “UCC Collateral”). On the default of any such payment or obligation, Lender may, without notice, declare all amounts owing under this Note due forthwith and may foreclose on or dispose of the UCC Collateral in any manner as provided by applicable law. Any requirement of reasonable prior notice shall be met if Lender sends the notice to Maker as applicable at least 7 days prior to the date of sale, disposition or other event giving rise to the required notice. Maker hereby grants to Lender an irrevocable power of attorney to sign and file financing statements and other documents as necessary to perfect the security interest granted under this Note to Lender.
     4. USE OF PROCEEDS. The Maker shall use the funds received in exchange for this Note to reimburse the Lender for its fees and costs in connection with the preparation, execution and delivery of the Agreement (and related agreements) and the advancing of funds to Maker under this Note.
     5. SUBORDINATION.
     (a) The Note Amount shall be subordinate and junior in right of payment, to the extent and in the manner set forth below to any obligation of the Maker to Silicon Valley Bank (the “Senior Lender”).
     (b) In the case of any of the circumstances set forth in Section 2.2(b) or (c) above (each, an “Insolvency Event”), the Senior Lender shall be entitled to receive payment in full of all

CUSIP No. 816918205	13D/A	Page 8 of 10 Pages
the Maker’s obligations to the Senior Lender before the Lender shall be entitled to receive any payment of the Note Amount. In the case of any Insolvency Event, the Senior Lender shall be entitled to receive any payment or distribution of any kind or character which may be payable in respect of this Note to the Lender in any such proceeding.
     (c) The Lender is not entitled to receive any payment of the Loan Amount at any time while the Maker is in default of its obligations to the Senior Lender.
6. CONVERSION
     (a) Optional Conversion of Note. This Note shall be convertible at the option of the holder thereof, at any time and from time to time, into fully paid and non-assessable shares of common stock $.25 par value of the Maker (“Common Stock”). Any holder of this Note who desires to convert it into shares of Common Stock shall surrender this Note at the office of the Maker or of any transfer agent for the Common Stock, and shall give written notice to the Maker that such holder elects to convert this Note into Common Stock. Thereupon the Maker shall promptly issue and deliver to such holder a certificate or certificates for the number of shares of Common Stock to which such Note holder is entitled upon conversion.
     (b) Conversion Ratio. Upon conversion under Section 6(a) above, this Note shall be convertible into a number of shares of Common Stock equal to the Note Amount divided by the Conversion Price in effect at the time of conversion. For these purposes, the Conversion Price shall equal $1.00.
     (c) Date of Conversion. Any conversion pursuant to this Section 6 shall be deemed to have been made immediately prior to the close of business on the date of the surrender of this Note to be converted, and the Note holder entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the holder of such shares of Common Stock on such date.
     (d) Reservation of Shares and Cancellation of Note. The Maker shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of issuance upon the conversion of this Note, such number of shares of Common Stock as may be issued upon conversion of this Note and all other convertible Notes not previously converted. Upon conversion, this Note shall no longer be deemed to be outstanding and shall be canceled.
     (e) No Charge. The issuance of certificates for shares of Common Stock upon conversion of this Note shall be made without charge to the holder of such Note for any issuance tax in respect thereof or other cost incurred by the Maker in connection with such conversion and/or the issuance of shares of Common Stock; provided, however, that the Maker shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the holder of this Note.
     (f) No Fractional Shares. No fractional shares or scrip representing fractions of Common Stock shall be issued upon conversion of this Note. Instead of any fractional interest in a share of Common Stock that would otherwise be deliverable upon the conversion of this Note, the Maker shall pay an amount in cash based upon the then market price of the Common Stock.
     7. MISCELLANEOUS
     7.1 Waiver. The rights and remedies of Lender under this Note shall be cumulative and not alternative. No waiver by Lender of any right or remedy under this Note shall be effective unless in a writing signed by Lender. Neither the failure nor any delay in exercising any right, power or privilege

CUSIP No. 816918205	13D/A	Page 9 of 10 Pages
under this Note will operate as a waiver of such right, power or privilege and no single or partial exercise of any such right, power or privilege by Lender will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (a) no claim or right of Lender arising out of this Note can be discharged by Lender, in whole or in part, by a waiver or renunciation of the claim or right unless in a writing, signed by Lender; (b) no waiver that may be given by Lender will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on Maker will be deemed to be a waiver of any obligation of Maker or of the right of Lender to take further action without notice or demand as provided in this Note. Maker hereby waives presentment, demand, protest and notice of dishonor and protest.
     7.2 Notices. Any notice required or permitted to be given hereunder shall be given in accordance with notices under the Agreement.
     7.3 Severability. If any provision in this Note is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Note will remain in full force and effect. Any provision of this Note held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.
     7.4 Governing Law. This Note will be governed by the laws of the State of New York without regard to conflicts of laws principles.
     7.5 Parties in Interest. This Note shall bind Maker and its successors and assigns. This Note shall not be assigned or transferred by Lender without the express prior written consent of Maker, except by will or, in default thereof, by operation of law.
     7.6 Section Headings, Construction. The headings of Sections in this Note are provided for convenience only and will not affect its construction or interpretation. All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Note unless otherwise specified.
     All words used in this Note will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the words “hereof” and “hereunder” and similar references refer to this Note in its entirety and not to any specific section or subsection hereof.
[Signature Page Follows]

CUSIP No. 816918205	13D/A	Page 10 of 10 Pages
     IN WITNESS WHEREOF, Maker has executed and delivered this Note as of the date first stated above.

SENTO CORPORATION

By:

Title: